

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 6, 2017

Via E-Mail
Justin Davis-Rice
Executive Director
Bendon Group Holdings Limited
c/o Bendon Limited
Building 7C, Huntley Street
Alexandria
NSW 2015, Australia

Bendon Group Holdings Limited
Draft Registration Statement on Form F-4
Submitted September 12, 2017
CIK No. 0001707919

Dear Mr. Davis-Rice:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary of the Proxy Statement/Prospectus, page 7

1.   Please provide the disclosure required by Item 3(h) and (k) of Form F-4.

2.   Please disclose the relationship between the Principal Shareholder and any of your affiliates. We note that Justin Davis-Rice has signed the merger agreement in the capacity of director of Bendon Investments Limited.

Risk Factors, page 25

3.   Several discrete risks are described under the caption "Our plans for international expansion include risks . . . ." Please break out each material risk separately with a more concrete description of each.

Forward-Looking Statements, page 53

4.   Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings. Please delete any references to the Private Securities Litigation Reform Act. See Section 27A(b)(2)(D) of the Securities Act of 1933.

Background of the Transactions, page 60

5.   Please disclose the substance and timing of all material offers, counteroffers, discussions and presentations during the course of the merger negotiations and identify the directors and/or executive officers who participated in the discussions.

6.   We note on page 11 you identify executive officers and directors who will continue with the surviving company. Please describe the material negotiations related to the executive officers' and directors' ongoing roles, compensation and interest in the surviving company.

7.   We note that on May 22, 2017 Naked received a fairness opinion from Noble Capital Markets Inc. Please disclose the material discussions and presentations between Naked and Noble, including when Naked retained Noble.

8.   Please describe the appointment of the Bendon directors to Naked's board as a result of the December 19, 2016 letter of intent. Also describe their role at Naked relating to the merger negotiations after their appointment to the board.

Opinion of Noble to the Naked Board of Directors, page 63

9.   We note that in performing its reviews and analyses for rendering its opinion, Noble reviewed financial projections for Naked and Bendon. Please disclose the material financial projections used by Noble.

10.   We note that Nobles' opinion is dated May 22, 2017. Please disclose whether any material changes in Naked's operations, performance or in any of the projections or assumptions upon which Noble based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the stockholder meeting.

Material Federal Income Tax Consequences. . ., page 72

11.   We note your statement that you expect the transaction to be a tax-free reorganization. Please file your tax opinion as an exhibit and identify tax counsel in this section of the filing. Refer to Item 601(b)(8) of Regulation S-K. For guidance, see Staff Legal Bulletin 19, Section III.B and C.

Unaudited Pro Forma Condensed Combined Financial Statement

Unaudited Pro Forma condensed combined Statement of Financial Position as at
January 31, 2017, page 85

12.   The summation of the pro forma combined balances for property, plant, and equipment of NZ$4,694 and intangible assets of NZ$31,533 appears to be inconsistent with the pro forma combined total non-current assets balance of NZ$23,446 presented here and on page 18. Please clarify or revise.

3. Pro Forma Assumptions and Adjustments

B. Pro Forma Adjustments

i) Purchase accounting, page 92

13.   We note that $16,740 million of intangible assets have been recognized under the acquisition method of accounting in accordance with IFRS 3. It appears that you have allocated the entire net purchase price for Naked to identifiable intangible assets and goodwill. Please provide us with a detailed discussion of the methodology utilized to determine this amount and the methodology utilized to identify the assets acquired and liabilities assumed in this acquisition.

Business of Bendon, page 137

14.   We note your segment reporting disclosure on page 149. Please revise your business overview disclosure to describe your operations and principal activities as well as a description of the principal markets in which you compete.

15.   Please disclose the information required by Item 4.D of Form 20-F for your executive offices. If your executive offices are leased, please file your lease agreement as an exhibit.

Beneficial Ownership of Bendon Securities, page 157

Beneficial Ownership of Holdco Securities, page 157

16.   We note on page FS-57 that Cullen Group owns 71.8% of Bendon Limited. Please disclose the beneficial ownership of the Principal Shareholder and Cullen Investments Limited or advise.

Bendon Related Person Transactions, page 160

17.   Please identify the shareholders that are party to your loan.

Exhibits, page II-1

18.   Please file your lock-up and support agreements as exhibits.

19.   Please file your loan agreement as described on page 160 as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

        You may contact Joanna Lam at (202) 551-3476 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc: Jeffrey M. Gallant, Esq.
        Graubard Miller